Simpson Thacher & Bartlett LLP

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February 26, 2025

VIA EDGAR

Re:	BlackRock Monticello Debt Real Estate Investment Trust
Registration Statement on Form 10-12G
Filed January 15, 2025
File No. 000-56720

Mr. Peter McPhun

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Ladies and Gentlemen:

On behalf of BlackRock Monticello Debt Real Estate Investment Trust (the “Company”), we hereby transmit via EDGAR to the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement on Form 10-12G (the “Registration Statement”). The Company has prepared Amendment No. 1 to respond to the Staff’s comments in its letter dated February 11, 2025, relating to the Registration Statement (the “Comment Letter”) and to otherwise update its disclosure.

In addition, we are providing the following responses to the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Amendment No. 1. Unless otherwise defined below, terms defined in Amendment No. 1 and used below shall have the meanings given to them in Amendment No. 1. The responses and information described below are based upon information provided to us by the Company.

Registration Statement on Form 10

Item 1. Business

Borrowing Policies, page 19

1.

We note your disclosure that you intend to target a leverage ratio of approximately 60% to 80%, but that there could be periods when you may employ greater leverage. Please revise to clarify whether there is a limit on the maximum amount of indebtedness you may incur on a portfolio-wide basis.

The Company has revised its disclosure on Pages 19 and 98 to clarify that there is no limit on the amount of indebtedness it may incur and confirms that there is no limit to how much it may borrow with respect to any individual investment or on a portfolio-wide basis.

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission		February 26, 2025

Advisory Agreements, page 24

2.

We note your disclosure that the description below of the Advisory Agreements is only a summary and is not necessarily complete. Please revise this disclaimer and confirm that you have provided a clear and complete description of the material terms of your advisory agreements.

The Company has revised the disclosure on Page 24 to revise the disclaimer and confirms that it has provided a clear and complete description of the material terms of the Advisory Agreements, the forms of which are filed as exhibits to the Registration Statement. In addition, the Company confirms that, upon approval by its board of trustees and the execution of the definitive Advisory Agreements, the Company intends to file the definitive Advisory Agreements either (i) where such approval and execution occurs prior to the Effective Date of the Registration Statement, as an exhibit to a Pre-Effective Amendment to the Registration Statement, and/or (ii) where such approval and execution occurs after the Effective Date of the Registration Statement, in accordance with its reporting obligations under the Exchange Act, as an exhibit to a Current Report on Form 8-K and/or Quarterly Report on Form 10-Q, to report the entry into the Advisory Agreements.

Allocation of Investment Opportunities, page 30

3.

We note your disclosure that Other Accounts with investment strategies that overlap with yours may be allocated investment opportunities, which the Advisors and their respective affiliates will seek to manage in a fair and equitable manner in their sole discretion in accordance with BlackRock and Monticello’s prevailing policies and procedures. We also note that the Other Accounts refers to Other BlackRock Accounts and Other Monticello Accounts. Please describe clearly these other accounts and how they compete with you.

The Company has revised the disclosure on Page 30 in response to the Staff’s comments.

Share Repurchase Plan, page 32

4.

Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. To the extent you are relying on Blackstone Real Estate Income Trust, Inc. (Letter dated September 12, 2016), Rich Uncles NNN REIT, Inc. (Letter dated December 21, 2016), Hines Global REIT II, Inc. (Letter dated April 26, 2017), or Black Creek Diversified Property Fund Inc. (Letter dated September 1, 2017) please provide us with an analysis as to how your program is consistent with such relief. To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

The Company acknowledges that it is responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to the Company’s share repurchase plan (the “Repurchase Plan”). The Company believes the Repurchase Plan is consistent with the relief granted by the Division of Corporation Finance in prior no action letters. By way of illustration, below is a table setting forth the key features underlying the relief granted in Blackstone Real Estate Income Trust, Inc. (SEC No-Action Letter dated September 12, 2016) (“BREIT”) and Griffin Capital Essential Asset REIT II, Inc. (SEC No-Action Letter dated September 20, 2017) (“Griffin”). As shown below, the Company’s Repurchase Plan contains substantially each of these key features.

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission		February 26, 2025

Key Features of the Repurchase Plan	BREIT	Griffin	The Company

•  All material information relating to the Repurchase Plan will be fully and timely disclosed to all shareholders. The terms of the Repurchase Plan will be fully disclosed in the Private Placement Memorandum and the most recently determined NAV per share for each class of the Company’s common shares will always be available on the Company’s website and toll-free information line.[1]

	✓	✓	✓

•  The Company will not solicit repurchases under the Repurchase Plan other than through the Private Placement Memorandum and supplements thereto disclosing the transaction price and NAV per share of each class of the Company’s common shares. Shareholders desiring to request repurchase of all or a portion of their shares will do so of their own volition and not at the behest, invitation or encouragement of the Company. The role of the Company in effectuating repurchases under the Repurchase Plan will be ministerial.

	✓	✓	✓

•  Shares will be repurchased quarterly under the Repurchase Plan at a price which will generally be equal to the NAV per share for the applicable class of shares for the prior month, and also provide each month the transaction price and the NAV per share for each class of shares on the Company’s website and toll-free information line. Subject to the terms of the Repurchase Plan, the Company will repurchase shares at the transaction price per share for the applicable class of the Company’s common shares.[2]

	✓	✓	✓

[1]

We note that each of Griffin and BREIT conducted continuous public offerings of common stock that were registered under the Securities Act, and, accordingly, disclosed the terms of its respective programs in a prospectus or supplement thereto, while the Company is conducting a continuous private offering of its common shares exempt from registration under the Securities Act. Therefore, the Company will provide substantially the same disclosure in its Private Placement Memorandum. We do not believe the registered or private nature of the offering is determinative, as the condition relates to the disclosure of the program terms to investors in the disclosure document provided to such investor at the time the investor makes an investment decision. See also, e.g., Broadstone Net Lease Inc. (relying on existing no-action letter relief in connection with its repurchase program, while conducting a continuous private offering of its common stock).

[2]

While BREIT’s program provided for the repurchase of shares on a monthly basis, the Repurchase Plan is consistent with Griffin in this respect, which provided for quarterly repurchases. We also note that, while each of BREIT and Griffin undertook to file prospectus supplements with the SEC with such frequency as is required by the Securities Act, disclosing the historical NAV per share of each class of shares, the Company intends to file a Form 8-K under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise disclose to all shareholders each quarter the applicable repurchase price. For each calendar quarter, the Company intends to set the Repurchase Deadline as a date that is no less than 10 business days following the date on which the repurchase price for such quarter is disclosed to investors, both of which, the applicable repurchase price and the Repurchase Deadline for such quarter, is expected to be included in a Form 8-K filed by the Company or otherwise disclosed to all shareholders. Consistent with the BREIT program, in the unlikely case that the repurchase price for the applicable quarter is not made available by the tenth business day prior to the last business day of such quarter (or is changed after such date), then no repurchase requests will be accepted for such quarter and shareholders who wish to have their shares repurchased the following quarter must resubmit their repurchase requests.

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission		February 26, 2025

Key Features of the Repurchase Plan	BREIT	Griffin	The Company

•  Repurchases will be made on a quarterly basis. The repurchase price normally will be paid in cash within three business days following the last calendar day of the applicable quarter and will be the same for all shares of the same class repurchased in a given quarter.[3]

	✓	✓	✓

•  Repurchases under the Repurchase Plan will be limited in any calendar quarter to shares whose aggregate value (based on the repurchase price per share for the quarter the repurchase is effected) is 5% of the combined NAV of all classes of the Company’s common shares as of the last calendar day of the immediately preceding month of the applicable quarter.[4]

	✓	✓	✓

•  If the quarterly volume limitation is reached in any given quarter or the Company determines to repurchase fewer shares than have been requested to be repurchased in any particular quarter, repurchases under the Repurchase Plan for such quarter will be made on a pro rata basis.[5]

	✓	✓	✓

•  Shareholders may withdraw any repurchase request by notifying the Company’s transfer agent on the Company’s toll-free information line before 4:00 p.m. Eastern time on the last business day of the applicable quarter.[6]

	✓	✓	✓[7]

[3]	See supra note 2.
[4]

As a result of monthly repurchases, the BREIT program provided for a 2% limitation in any given calendar month and a 5% limitation for any calendar quarter, while the Griffin relief provided for a limitation of 5% of the aggregate NAV of the outstanding shares of all classes of shares as of the last calendar day of the previous calendar quarter. The Company believes basing the 5% quarterly limitation on the average aggregate NAV as of the end of the immediately preceding three months is more appropriate, as it provides for a current record of the Company’s NAV.

[5]	See supra note 2.
[6]	See supra note 2.

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission		February 26, 2025

Key Features of the Repurchase Plan	BREIT	Griffin	The Company

•  Material modifications, including any reduction to the quarterly limitations on repurchases, and suspensions of the Repurchase Plan will be promptly disclosed in a supplement to the Private Placement Memorandum, or periodic report filed by the Company, as well as on the Company’s website.[8]

	✓	✓	✓

•  There will be no established regular trading market for the Company’s common shares. The Repurchase Plan will be terminated if the Company’s shares are listed on a national securities exchange or included for quotation in a national securities market, or in the event a secondary market for the Company’s shares develops.

	✓	✓	✓

•  The Repurchase Plan is intended to remain open indefinitely for the life of the Company unless modified or suspended by the Company’s board of trustees. The Company is structured as a perpetual-life entity and has no intention to list its shares for trading on an exchange or other trading market.

	✓	✓	✓

• The Repurchase Plan is open to all shareholders.	✓	✓	✓

5.

Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase plan. We urge you to consider all the elements of your share repurchase plan in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the plan is entirely consistent with that class exemption, you may contact the Division of Trading and Markets at 202-551-5777.

The Company acknowledges that it is responsible for (i) analyzing the applicability of Regulation M to the Repurchase Plan and (ii) considering all of the elements of the Repurchase Plan in determining whether the program is consistent with the relief granted by the Division of Market Regulation in the class exemptive letter, dated October 22, 2007, granted to Alston & Bird LLP. The Company has reviewed the applicability of Regulation M to the Repurchase Plan and has determined that the Repurchase Plan is consistent with the class exemptive letter, dated October 22, 2007, granted by the Division of Market Regulation to Alston & Bird LLP.

Security Ownership of Certain Beneficial Owners, page 128

6.	Please identify the natural person or persons who, directly or indirectly, exercise sole or shared voting and/or investment powers with respect to the shares held by Monticello, or advise.

The Company has revised the disclosure on Page 128 to identify all natural persons who exercise sole or shared voting and/or investment powers with respect the shares held by Monticello.

[8]	See supra notes 1 and 2.
[7]	We note that the Company requires any withdrawal request to be received by 4:00 p.m. Eastern time on the second to last business day of the applicable quarter.

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission		February 26, 2025

Certain Relationships and Related Transactions

Potential Conflicts of Interest, page 137

7.	Please clarify which executive officers are also serving as officers at BlackRock Advisor and Monticello Advisor (in its capacity as your advisor).

The Company has revised the disclosure on Page 137 in response to the Staff’s comments.

Item 9. Market Price of and Dividends. . .

NAV and NAV Per Share Calculation, page 147

8.

We note your disclosure that you will disclose the transaction price each month directly to financial intermediaries, and that the NAV per share for your various classes of shares may differ. Please revise to also explain how you plan to inform investors directly of the prior period’s NAV for the various classes of shares.

The Company has revised the disclosure on Page 151 in response to the Staff’s comments.

Financial Statements and Exhibits, page 172

9.	Please file final executed versions of your exhibits rather than merely forms of exhibits, as applicable.

The Company respectfully acknowledges the Staff’s comment and advises that no executed versions of the Company’s exhibits (except for the Certificate of Trust, as filed) are available as of the date hereof. The Company will file the executed versions of each of the exhibits in a future amendment to the Registration Statement and/or in the Company’s current or periodic reports.

General

10.

Please note that your registration statement becomes effective automatically 60 days after its initial filing. You will then be subject to the reporting requirements of the Exchange Act of 1934 even if comments remain outstanding. In that case, please consider withdrawing the Form 10 before it becomes effective automatically and submitting a new registration statement when you respond to our comments.

The Company acknowledges that the Registration Statement becomes effective automatically 60 days after its initial filing with the Commission and that the Company will then be subject to the reporting requirements of the Exchange Act even if comments remain outstanding. To the extent applicable, the Company undertakes to address any such outstanding comments in a post-effective amendment to the Registration Statement.

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission		February 26, 2025

11.	Please note that the Division of Investment Management is reviewing your filing and may have further comments.

The Company acknowledges the Staff’s comment that the Division of Investment Management is reviewing the Registration Statement and may have further comments.

* * * * * * *

Please do not hesitate to call me at (202) 636-5924 with any questions or further comments regarding the Registration Statement or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Daniel B. Honeycutt
Daniel B. Honeycutt

Cc:	U.S. Securities and Exchange Commission
Peter McPhun
Kristina Marrone
Ruairi Regan
Dorrie Yale

BlackRock Monticello Debt Real Estate Investment Trust
Robert Karnes, President
Alan G. Litt, Executive Vice President
Robert J. Weiss, Secretary, General Counsel